                       Take-Two Interactive Software, Inc.

         This Prospectus relates to the resale of up to 1,106,000 shares of common stock by selling stockholders.

         The selling stockholder may sell these shares from time to time through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at negotiated prices and in certain other ways, as described under "Plan of Distribution" on page 11. We will not receive any of the proceeds from the sale of these shares.

         Our common stock is traded on the Nasdaq National Market under the symbol TTWO. On February 21, 2001, the closing sale price of our common stock as reported by Nasdaq was $11.56.

         Investing in our common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 22, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other financial and business information with the SEC. Our SEC filings are available on the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference into this prospectus our Annual Report on Form 10-K for the year ended October 31, 2000, as amended by Form 10-K/A dated February 22, 2001, and the description of our Common Stock which is contained in our Registration Statement on Form 8-A, each of which we already have filed with the SEC. We also incorporate by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock covered by this Prospectus are sold.

         You may request a copy of these filings at no cost, by writing or calling us at the following address:

                       Take-Two Interactive Software, Inc.
                                  575 Broadway
                            New York, New York 10012
                            Attention: Ryan A. Brant
                            Telephone: (212) 334-6633

         You should rely only on the information contained in, or incorporated by reference into, this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference is accurate as of any date other than the date of those documents.

         You may also obtain from the SEC a copy of the Registration Statement and exhibits that we filed with the SEC when we registered the shares of common stock. The Registration Statement may contain additional information that may be important to you.

                           FORWARD-LOOKING STATEMENTS

         We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

         All forward-looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this Prospectus and in our Annual Report on Form 10-K. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under "Risk Factors" in this prospectus.

                    ABOUT TAKE-TWO INTERACTIVE SOFTWARE, INC.

         We are a leading worldwide developer, publisher and distributor of interactive software games. Our software operates on multimedia personal computers and video game console platforms manufactured by Sony, Nintendo and Sega.

         We were incorporated in the state of Delaware in September 1993. Our principal executive offices are located at 575 Broadway, New York, New York 10012, and our telephone number is (212) 334-6633.

                                  RISK FACTORS

                  The shares offered hereby are speculative and involve a high degree of risk. Prospective Investors should carefully consider the following risk factors before making an investment decision.

Many of our titles have short lifecycles and fail to generate significant revenues.

         The market for interactive entertainment software is characterized by short product lifecycles and frequent introduction of new products. Many software titles do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development. A significant percentage of the sales of new titles generally occurs within the first three months following their release. Therefore, our continued profitability depends upon our ability to develop and sell new, commercially successful titles and to replace revenues from titles in the later stages of their lifecycles. Any competitive, financial, technological or other factor which delays or impairs our ability to introduce and sell our software could adversely affect our future operating results.

A significant portion of our revenues are derived from a limited number of titles.

         For the year ended October 31, 1999, ten titles accounted for approximately 33.5% of our revenues, with Grand Theft Auto products accounting for 18.7% of our revenues. For the year ended October 31, 2000, ten titles accounted for approximately 14.8% of our revenues. Our future titles may not be commercially viable. We also may not be able to release new titles within scheduled release times or at all. If we fail to continue to develop and sell new, commercially successful titles, our revenues and profits may decrease substantially and we may incur losses.

Our business is dependent on licensing and publishing arrangements with third parties.

         Our success depends on our ability to identify and exploit new titles on a timely basis. We have entered into agreements with third parties to acquire the rights to publish and distribute interactive entertainment software. These agreements typically require us to make advance payments, pay royalties and satisfy other conditions. Our advance payments may not be sufficient to permit developers to develop new software successfully. In addition, software development costs, promotion and marketing expenses and royalties payable to software developers have increased significantly in recent years and reduce the potential profits derived from sales of our software. Future sales of our titles may not be sufficient to recover advances to software developers, and we may not have adequate financial and other resources to satisfy our contractual commitments. If we fail to satisfy our obligations under these license agreements, the agreements may be terminated or modified in ways that may be burdensome to us.

         Our profitability depends upon our ability to continue to license popular properties on commercially feasible terms. Numerous companies compete intensely for properties, and we may not be able to license popular properties on favorable terms or at all in the future.

We continually need to develop new interactive entertainment software for various operating systems.

         We depend on third-party software developers and our internal development studios to develop new interactive entertainment software within anticipated release schedules and cost projections. Many of our titles are externally developed. If developers experience financial difficulties, additional costs or unanticipated development delays, we will not be able to release titles according to our schedule and may incur losses.

         The development of new interactive entertainment software is lengthy, expensive and uncertain. Considerable time, effort and resources are required to complete development of our proposed titles. We have in the past and may in the future experience delays in introducing new titles. Delays, expenses, technical problems or difficulties could force the abandonment of or material changes in the development and commercialization of our proposed titles. In addition, the costs associated with developing titles for use on new or future platforms may increase our development expenses.

         The software incorporated into our titles may contain defects or errors which do not become apparent until after commercial introduction. Remedying such errors may delay our plans, cause us to incur additional costs and adversely affect our operations.

We are subject to various distribution risks.

         Our distribution business accounts for a substantial portion of our revenues. Our distribution operations require us to:

                o     maintain our operating margins;

                o secure adequate supplies of currently popular software and hardware on a timely and competitive basis;

                o     continually turn our inventories; and

                o     maintain effective inventory and cost controls.

         We are dependent on third-party software and hardware manufacturers, developers, distributors and dealers, including our competitors, to provide adequate inventories of popular interactive entertainment software to our retail customers when needed and on favorable pricing terms. We generally do not maintain agreements with suppliers. Suppliers may sell their software directly to our retail customers, rather than through us, on more favorable terms than those provided to us. We have historically purchased a significant portion of our titles from a limited number of suppliers. If suppliers do not provide us with competitive titles on favorable terms without delays, we will be unable to deliver titles on competitive terms to our retail customers when they require them.

We may fail to anticipate changing consumer preferences.

         Our business is speculative and is subject to all of the risks generally associated with the interactive entertainment software industry, which has been cyclical in nature and has been characterized by periods of significant growth followed by rapid declines. Our future operating results will depend on numerous factors beyond our control, including:

                o the popularity, price and timing of new software and hardware platforms being released and distributed by us and our competitors;

                o international, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

                o     changes in consumer demographics;

                o     the availability of other forms of entertainment; and

                o critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

         In order to plan for acquisition and promotional activities, we must anticipate and respond to rapid changes in consumer tastes and preferences. A decline in the popularity of interactive entertainment software or particular platforms could cause sales of our titles to decline dramatically. The period of time necessary to develop new game titles, obtain approvals of manufacturers and produce CD-ROMs or game cartridges is unpredictable. During this period, consumer appeal of a particular title may decrease, causing projected sales to decline.

Rapidly changing technology and platform shifts could hurt our operating results.

         The interactive software market and the PC and video game industries in general are associated with rapidly changing technology, which often leads to software and platform obsolescence and significant price erosion over the life of a product. The introduction of new platforms and technologies can render existing software obsolete or unmarketable. We expect that as more advanced platforms are introduced, consumer demand for software for older platforms will decline. As a result, our titles developed for such platforms may not generate sufficient sales to make such titles profitable. Obsolescence of software or platforms could leave us with increased inventories of unsold titles and limited amounts of new titles to sell to consumers which would have a material adverse effect on our operating results.

         We have devoted and will continue to devote significant development and marketing resources on products designed for next-generation video game systems, such as the PlayStation(R)2, that have not yet achieved large installed bases. We recently released five titles for the PlayStation 2 and have several titles under development for this platform. If PlayStation 2 does not achieve wide acceptance by consumers or Sony is unable to ship a significant number of PlayStation 2 units in an timely fashion, or if our titles fail to sell through, we will have spent a substantial amount of our resources for this platform without corresponding revenues, which would have a material adverse effect on our business, operating results and financial condition.

         We need to anticipate technological changes and continually adapt our new titles to emerging platforms to remain competitive in terms of price and performance. Our success depends upon our ability and the ability of third-party developers to adapt software to operate on and to be compatible with the products of original equipment manufacturers and to function on various hardware platforms and operating systems. If we design titles to operate on new platforms, we may be required to make substantial development investments well in advance of platform introductions, and we will be subject to the risks that any new platform may not achieve initial or continued market acceptance.

         A number of software publishers who compete with us have developed or are currently developing software for use by consumers over the Internet. Future increases in the availability of such software or technological advances in such software or the Internet could result in a decline in platform-based software and impact our sales. Direct sales of software by major manufacturers over the Internet would adversely affect our distribution business.

Returns of our titles may adversely affect our operating results.

         Our arrangements with retailers for published titles require us to accept returns for stock balancing, markdowns or defects. We establish a reserve for future returns of published titles at the time of sales, based primarily on these return policies and historical return rates, and we recognize revenues net of returns.

         Our distribution arrangements with retailers generally do not give them the right to return titles to us or to cancel firm orders, although we do accept returns for stock balancing, markdowns and defects. We sometimes negotiate accommodations to retailers, including price discounts, credits and returns, when demand for specific titles falls below expectations.

         Our sales returns and allowances for the years ended October 31, 1998, 1999 and 2000, were $13,672,000, $25,147,000 and $40,162,000, respectively. If return rates for our published titles significantly exceed our estimates, our operating results will be materially adversely affected.

Our quarterly operating results may vary significantly.

         We have experienced and may continue to experience wide fluctuations in quarterly operating results as a result of:

                o     delays in the introduction of new titles;

                o     the size and timing of product and corporate acquisitions;

                o variations in sales of titles designed to operate on particular platforms;

                o development and promotional expenses relating to the introduction of new titles, sequels or enhancements of existing titles;

                o     projected and actual changes in platforms;

                o the timing and success of title introductions by our competitors;

                o     product returns;

                o     the accuracy of retailers' forecasts of consumer demand;
                      and

                o     the timing of orders from major customers.


         Sales of our titles are seasonal, with peak shipments typically occurring in the fourth calendar quarter (our fourth and first fiscal quarters) as a result of increased demand for interactive entertainment software during the year-end holiday season.

The interactive entertainment software industry is highly competitive.

         We compete for both licenses to properties and the sale of interactive entertainment software with Sony, Nintendo and Sega, each of which is the largest developer and marketer of software for its platforms. Sony and Nintendo currently dominate the industry and have the financial resources to withstand significant price competition and to implement extensive advertising campaigns, particularly for prime-time television. These companies may also increase their own software development efforts or focus on developing software products for third-party platforms.

         In addition, we compete with domestic public and private companies, international companies, large software companies and media companies. Many of our competitors have far greater financial, technical, personnel and other resources than we do, and many are able to carry larger inventories, adopt more aggressive pricing policies and make higher offers to licensors and developers for commercially desirable properties than we can. Our titles also compete with other forms of entertainment such as motion pictures, television and audio and video cassettes featuring similar themes, on-line computer programs and forms of entertainment which may be less expensive or provide other advantages to consumers.

         Retailers typically have limited shelf space and promotional resources, and competition is intense among an increasing number of newly introduced interactive entertainment software titles for adequate levels of shelf space and promotional support. Competition for retail shelf space is expected to increase, which may require us to increase our marketing expenditures just to maintain current levels of sales of our titles. Competitors with more extensive lines and popular titles frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve the levels of support and shelf space that such competitors receive. Similarly, as competition for popular properties increases, our cost of acquiring licenses for such properties is likely to increase, possibly resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced operating margins would cause our profits to decrease significantly.

We depend on console manufacturers for supplies of our games.

         We depend on non-exclusive licenses with Sony, Nintendo and Sega both for the right to publish titles for their platforms and for the manufacture of our software designed for use on their platforms. Our licenses for the PlayStation(R), PlayStation 2, Nintendo 64, Nintendo GameBoy and Sega Dreamcast platforms require that we obtain approval for the publication of new titles on a title-by-title basis. As a result, the number of titles we are able to publish for these platforms may be limited. If any of these licenses were terminated, we would lack alternative sources for the manufacture of titles for these platforms and would be unable to develop and publish software developed for these platforms.

         Each of Sony, Nintendo and Sega is the sole manufacturer of the titles we publish under license from such manufacturer. Each platform license provides that the manufacturer may raise prices for the titles at any time and grants the manufacturer substantial control over the release of new titles. The relatively long manufacturing cycle for cartridge-based titles for the Nintendo platform (from 30 to 45 days) requires us to accurately forecast retailer and consumer demand for our titles far in advance of sales. Nintendo cartridges are also more expensive to manufacture than CD-ROMs, resulting in greater inventory risks for those titles. Each of these manufacturers also publishes software for its own platforms and manufactures titles for all of its other licensees and may choose to give priority to its own titles or those of other publishers if it has insufficient manufacturing capacity or if there is increased demand.

           These manufacturers may not have sufficient production capacity to satisfy our scheduling requirements during any period of sustained demand. If manufacturers do not supply us with finished titles on favorable terms without delays, our operations could be materially interrupted, and our operating results could be adversely affected.

We may not be able to protect our proprietary rights or avoid claims that we infringe on the proprietary rights of others.

         We develop proprietary software and technologies and have obtained the rights to publish and distribute software developed by third parties. We attempt to protect our software and production techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. We do not hold any patents or registered copyrights.

         Interactive entertainment software is susceptible to unauthorized copying. Unauthorized third parties may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary. In addition, our competitors could independently develop technologies substantially equivalent or superior to our technologies.

         As the amount of interactive entertainment software in the market increases and the functionality of this software further overlaps, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes the copyrights or patents of others. From time to time, we receive notices from third parties alleging infringement of their proprietary rights. Although we believe that our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any claims of infringement, with or without merit, could be time-consuming, costly and difficult to defend.

Our rapid expansion and acquisitions may strain our operations.

         We have expanded through internal growth and acquisitions, which have placed and may continue to place a significant strain on our management, administrative, operational, financial and other resources. We have released a significant number of titles on new platforms, expanded our publishing and distribution operations, increased our advances to developers and manufacturing expenditures, enlarged our work force and expanded our presence in international markets. To successfully manage this growth, we must continue to implement and improve our operating systems as well as hire, train and manage a substantial and increasing number of management, technical, marketing, administrative and other personnel. We may be unable to effectively manage rapidly expanded operations which are geographically dispersed.

         We have acquired rights to various properties and businesses, and we intend to continue to pursue opportunities by making selective acquisitions consistent with our business strategy. We may be unable to successfully integrate any new personnel, property or business into our operations. If we are unable to successfully integrate future personnel, properties or businesses into our operations, we may incur significant charges.

         Our publishing and distribution activities require significant amounts of capital. We may seek to obtain additional debt or equity financing to fund the cost of continuing expansion. The issuance of equity securities would result in dilution to the interests of our stockholders.

A limited number of customers may account for a significant portion of our sales.

         Sales to our five largest customers accounted for approximately 22.4%, 24.5% and 20.0% of our revenues for the years ended October 31, 1998, 1999 and 2000. The loss of our relationships with principal customers or a decline in sales to principal customers could harm our operating results.

We have significant outstanding indebtedness and have granted security interests to debtholders.

         We have incurred substantial indebtedness in order to finance our expanded operations. As of December 31, 2000, $82,453,000 was outstanding under a line of credit agreement between us and a group of lenders led by Bank of America, N.A., as agent. This line of credit provides for borrowings of up to $90,000,000 (decreasing to $75,000,000 March 1, 2001). Borrowings under the line of credit with Bank of America are collateralized by our accounts receivable, inventory, equipment, general intangibles, securities and other personal property, including the capital stock of our domestic subsidiaries. The loan agreement contains certain financial covenants and limits or prohibits us, subject to certain exceptions, from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. If we default on our obligations, the banks could elect to declare our indebtedness to be due and payable and foreclose on our assets. Our UK subsidiary also has outstanding indebtedness of $15,312,000 at December 31, 2000. In addition, in July 2000, we incurred an additional $15,000,000 of indebtedness under a subordinated loan agreement.

Rating systems for interactive entertainment software, potential legislation and consumer opposition could inhibit sales of our products.

         The home video game industry requires interactive entertainment software publishers to provide consumers with information relating to graphic violence or sexually explicit material contained in software titles. Certain countries have also established similar rating systems as prerequisites for sales of interactive entertainment software in such countries. We believe that we comply with such rating systems and display the ratings received for our titles. Our software titles generally receive a rating of "G" (all ages) or "T" (age 13 and over), although certain of our titles receive a rating of "M" (age 18 and over), which may limit the potential markets for these titles.

         Several proposals have been made for federal legislation to regulate the interactive entertainment software, motion picture and recording industries, including a proposal to adopt a common rating system for interactive entertainment software, television and music containing violence and sexually explicit material and an inquiry by the Federal Trade Commission with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence and sexually explicit material by pressing for legislation in these areas and by engaging in public demonstrations and media campaigns. If any groups were to target our titles, we might be required to significantly change or discontinue a particular title. In addition, certain retailers, such as WalMart, Kmart, Sears and Target Stores, have declined to sell interactive entertainment software containing graphic violence or sexually explicit material, which also limits the potential markets for certain of our games.

We are subject to credit and collection risks.

         Our sales are typically made on credit, with terms that vary depending upon the customer and the demand for the particular title being sold. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, particularly in the event that any of our receivables represent sales to a limited number of retailers or are concentrated in foreign markets. If we are unable to collect on accounts receivable as they become due and such accounts are not covered by insurance, it could adversely affect our financial condition. Our accounts receivable, less an allowance for doubtful accounts and product returns, at October 31, 2000 were $134,877,000. Approximately 10.1% of such receivables were due from our largest customer.

We are subject to risks and uncertainties of international trade.

         Sales in international markets, primarily in the United Kingdom and other countries in Europe and the Pacific Rim, have accounted for an increasing portion of our revenues. For the years ended October 31, 1998, 1999 and 2000, sales in international markets accounted for approximately 21.6%, 34.6% and 29.4% of our revenues. We are subject to risks inherent in foreign trade, including:

                o     increased credit risks;

                o     tariffs and duties;

                o     fluctuations in foreign currency exchange rates;

                o     shipping delays; and

                o international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

         Sales in France and Germany are made in local currencies. For the year ended October 31, 2000, our foreign currency translation adjustment loss was $9,014,000. We purchase currency forward contracts to a limited extent to seek to minimize an explosive to fluctuations in foreign currency exchange rates.

We are dependent upon our key executives and personnel.

         Our success is largely dependent on the personal efforts of certain key personnel. The loss of the services of one or more of these key employees could adversely affect our business and prospects. Our success is also dependent upon our ability to hire and retain additional qualified operating, marketing, technical and financial personnel. Competition for qualified personnel in the computer software industry is intense, and we may have difficulty hiring or retaining necessary personnel in the future. If we fail to hire and retain necessary personnel as needed, our business will be significantly impaired.

The market price of our common stock may be volatile.

         The market price of the common stock may be highly volatile. Disclosures of our operating results, announcements of various events by us or our competitors and the development and marketing of new titles affecting the interactive entertainment software industry may cause the market price of the common stock to change significantly over short periods of time. Sales of shares under this prospectus may have a depressive effect on the market price of our common stock.

Future sales of shares of our common stock could affect the market price of our common stock and our ability to raise additional capital.

         We have previously issued a substantial number of shares of common stock, which are eligible for resale under Rule 144 of the Securities Act, and may become freely tradeable. We have also granted registration rights with respect to a substantial number of shares of common stock, including shares issuable upon the exercise of options and warrants. If holders of registration rights choose to exercise such rights and sell shares of common stock in the public market, or if holders of currently restricted shares choose to sell such shares in the public market under Rule 144, the prevailing market price for the common stock may decline. Future public sales of shares of common stock may adversely affect the market price of our common stock or our future ability to raise capital by offering equity securities.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the selling stockholders. The selling stockholders do not have a material relationship with us.

                                        Shares                               Shares          Percentage of
      Selling Stockholder            Beneficially                         Beneficially          Shares
      -------------------               Owned        Shares to be Sold     Owned After    Beneficially Owned
                                  Prior to Offering   in the Offering       Offering        After Offering
                                  -----------------   ---------------       --------        --------------

      Broadband Solutions, Inc.       1,669,700           986,000           683,700              2.1%
      Terminal Reality, Inc.            181,821           120,000            61,821                -

      The sale of these shares is subject to certain restrictions.

                              PLAN OF DISTRIBUTION

      We have agreed to pay all expenses in connection with the registration of the shares of common stock for sale by the selling stockholders. The selling stockholders will bear all brokerage commissions and similar selling expenses, if any, attributable to sales of their shares. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions, any of which may involve crosses and block transactions, made on Nasdaq, in the over-the-counter market, on a national securities exchange, in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms and market prices prevailing at the time of sale or at privately negotiated prices. These transactions may or may not involve brokers or dealers.

      Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933 or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus.

      Brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with sales. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. In this case, any commissions, discounts or concessions received by broker-dealers and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Compensation to be received by broker-dealers and retained by the selling stockholders in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any supplements, to any person who purchases any of the shares from or through such dealer or broker.

      During such time as they may be engaged in a distribution of the shares included in this prospectus, the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

      It is possible that a significant number of shares may be sold under this prospectus. Accordingly, these sales or the possibility of such sales may have a depressive effect on the market price of our common stock.

                                 INDEMNIFICATION

      The General Corporation Law of the State of Delaware contains provisions permitting our directors and officers to be indemnified against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding in which they may be involved by reason of having been a director or officer. Our Certificate of Incorporation includes a provision that limits the personal liability of our directors to us or our stockholders for monetary damages arising from a breach of their fiduciary duties as directors to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. This provision does not prevent us or our stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

      Our Certificate of Incorporation provides that we shall indemnify our officers and directors to the maximum extent permitted from time to time under the Delaware General Corporation Law and requires us to advance expenses to any director or officer to the extent that such indemnification and advancement of expenses is permitted under such law, as it may from time to time be in effect. In addition, our By-laws require us to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent for acts which such person reasonably believes are not in violation of our corporate purposes as set forth in our Certificate of Incorporation. At present, the Delaware General Corporation Law provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests.

      Insofar as indemnification against liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

      Morrison Cohen Singer & Weinstein LLP of New York, New York will pass upon the validity of the shares of common stock being offered with this prospectus.

                                     EXPERTS

      The financial statements of Take-Two Interactive Software, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================
      We have not authorized any dealer, salesperson or any other person to give any information or to make any representations other than those contained in this prospectus. You must not rely on unauthorized information. This prospectus does not offer to sell or solicit an offer to buy securities in any jurisdiction in which it is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall imply that the information in this prospectus is correct as of any time after the date of this prospectus.

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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Where You Can Find More Information ................................           2
Forward Looking Statements .........................................           2
About Take-Two Interactive Software, Inc. ..........................           3
Risk Factors .......................................................           3
Use of Proceeds ....................................................          11
Selling Stockholders ...............................................          11
Plan of Distribution ...............................................          11
Indemnification ....................................................          12
Legal Matters ......................................................          12
Experts ............................................................          12

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                                1,106,000 Shares

                                  Common Stock

                       TAKE-TWO INTERACTIVE SOFTWARE, INC.

                            -------------------------

                                   PROSPECTUS

                            -------------------------





                                February 22, 2001